

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

January 7, 2010

Kevan D. Bloomgren
Chief Financial Officer
Media Sciences International, Inc.
8 Allerman Road
Oakland, NJ 07436

> **Re: Media Sciences International, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **File No. 1-16053**

Dear Mr. Bloomgren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED JUNE 30, 2009

Item 7. Management's Discussion and Analysis, page 27

Liquidity and Capital Resources, page 32

1.   We note the risk factor on page 13 that begins with "Covenants in our debt instruments could trigger a default…," and that you were out of compliance with certain financial covenants over the past year. To the extent that future non-compliance of any debt covenant is reasonably likely, please revise future filings to disclose and discuss the specific terms of any such covenants as well as the

terms of your most significant and restrictive covenants in MD&A. Your disclosures should include actual ratios/amounts for each period and the most restrictive required ratios/amounts. Your disclosures should also address the risks and potential consequences of not complying with your debt covenants. Such disclosures may help investors understand the magnitude of and trends associated with actual and required ratios/amounts. See Sections I.D and IV.C of Release No. 33-8350, Interpretation-Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations on our website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

Critical Accounting Policies and Estimates, page 35
Goodwill and Impairments, page 37

2.   It appears to us that your market capitalization is significantly below the carrying value of your total equity. With a view towards future disclosure, tell us how this and other negative factors impacted your goodwill impairment analysis.

3.   We note you have determined that you have only one reporting unit for the purpose of evaluating goodwill for impairment. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures in future filings:
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
   - A description of the assumptions that drive the estimated fair value.
   - A discussion of any uncertainties associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that deviate from your historical results, please include a discussion of these assumptions.
   - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
   - Any other material and useful information you gather and analyze regarding the risks of recoverability of your goodwill.

   If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

Item 2. Management's Discussion and Analysis, page 22

4.   We note the non-GAAP measure you present on page 22. Please tell us how this presentation meets all of the provisions of Section 10(e) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, Tricia Armelin at (202) 551-3747, or me at (202) 551-3689 if you have questions regarding our comments.

Sincerely,

John Hartz
Senior Assistant Chief
Accountant